UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number

333-197749

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☑ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:       September 30, 2016

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Cabinet Grow, Inc.
Full Name of Registrant

Former Name if Applicable

319 Clematis Street, Suite 812
Address of Principal Executive Office (Street and Number)

West Palm Beach, FL 33401
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the period ending September 30, 2016 could not be completed and filed by November 14, 2016, without undue hardship and expense to the registrant. The registrant anticipates that it will file its Form 10-Q for the period ended September 30, 2016, within the "grace" period provided by Securities Exchange Act Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Sam May	714	235-4294
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☐    . No ☑

10-K for the year ended December 31, 2015

10-Q for the quarter ended March 31, 2016

10-Q for the quarter ended June 30, 2016

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐    . No ☑

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               CABINET GROW, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2016	By:	/s/ Sam May
Sam May Chief Executive Officer

PART IV -- OTHER INFORMATION

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes       ☐ No

On November 24, 2016, the Company announced as a result of a working capital deficiency the Company has significantly reduced operations, including the layoff of all non-executive employees and has stopped taking new orders from customers.

On December 31, 2015, the Company agreed to purchase a 100% membership interest (the “Membership Interest”) in Quasar, LLC, a Utah limited liability company (“Quasar”), from Tonaquint, Inc., a Utah corporation (“Seller”). The Company has agreed to purchase (the “Purchase”) the Membership Interest from the Seller for a purchase price of $180,000 pursuant to the terms of a Membership Interest Purchase Agreement (the “Purchase Agreement”).

The Company paid for the Purchase by delivering to Seller at the closing a Secured Promissory Note (the “Note”). The Note is secured by the Company’s pledge of the Membership Interest pursuant to a Membership Interest Pledge Agreement (the “Pledge Agreement”) and by a first position Deed of Trust, Security Agreement and Financing Statement in favor of Seller encumbering certain real property owned by Quasar (the “Trust Deed,” and together with the Purchase Agreement, the Note, the Pledge Agreement, and all other documents entered into in conjunction therewith, the “Purchase Documents”).

In conjunction with the Purchase, the Company ceased its prior business as a manufacturer and distributor of cabinet-based horticultural systems and now operates in the land acquisition and leasing business.